SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 AUG 30 AM 10:58

August 28, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

02049632

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

PROCESSED
SEP 06 2002
THOMSON FINANCIAL P

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Hyunseung Kim
Title: Associate

dw 9/5

Investment in TFT-LCD Line 5

1. Details

☐ Content: The planned investment is aimed at expanding the capacity of the LCD line 5.

☐ Cost : The investment is expected to cost KRW413.5 billion

☐ Period : January 2003 ~ May 2003

2. Investment Need and Effect

☐ The Company needs to secure a stable supply of large-sized monitors and LCDs in response to the high growth of the market.

☐ The Company is expected to sustain its leadership in the TFT-LCD business and enhance profitability since the investment will enable the Company to generate value added products and differentiate its products from competitors'